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                                                                       EXHIBIT 2

                        GEAC COMPUTER CORPORATION LIMITED
              PROXY SOLICITED BY THE MANAGEMENT OF THE CORPORATION
        FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
                          WEDNESDAY, SEPTEMBER 10, 2003

         The undersigned shareholder of GEAC COMPUTER CORPORATION LIMITED (the "Corporation") hereby appoints Charles S. Jones, President, Chief Executive Officer and Director of the Corporation or, failing him, C. Kent Jespersen, Chairman and Director of the Corporation, or instead of either of them ___________ (name of nominee), as proxy of the undersigned, with power of substitution, to attend, vote all of the shares of the Corporation represented by this Proxy and otherwise act for the undersigned at the annual and special meeting of shareholders of the Corporation to be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario, on Wednesday, September 10, 2003, at 10:00 a.m. (Toronto time) (the "Meeting") and at any adjournment thereof as follows:

         (Instructions: [x] or [ ] appropriate box.)

(a) VOTE FOR [ ] or WITHHOLD FROM VOTING FOR [ ] (OR, IF NOT SPECIFIED, VOTE FOR) the election as Directors of the Corporation the persons nominated by the Management of the Corporation and referred to in the Management Proxy Circular;

(b) VOTE FOR [ ] or WITHHOLD FROM VOTING FOR [ ] (OR, IF NOT SPECIFIED, VOTE FOR) the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the Board of Directors to fix the auditors' remuneration;

(c) VOTE FOR [ ] or VOTE AGAINST [ ] (OR, IF NOT SPECIFIED, VOTE FOR) the approval of a new 2003 Employee Stock Purchase Plan to replace the existing Corporation employee stock purchase plan, as summarized in the Management Proxy Circular;

(d) VOTE FOR [ ] or VOTE AGAINST [ ] (OR, IF NOT SPECIFIED, VOTE FOR) the approval and reconfirmation of the Corporation's Shareholder Protection Rights Plan, as summarized in the Management Proxy Circular;

(e) VOTE FOR [ ] or VOTE AGAINST [ ] (OR, IF NOT SPECIFIED, VOTE FOR) the approval of an amendment to the articles of the Corporation to change the name of the Corporation to "Geac Inc.";

and in his discretion to vote on amendments to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.

         IF NO CHOICE IS SPECIFIED IN THIS PROXY WITH RESPECT TO A PARTICULAR MATTER IDENTIFIED IN THE NOTICE OF MEETING, THE PERSON(s) DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THIS PROXY WILL VOTE THE SHARES REPRESENTED BY THIS PROXY IN FAVOUR OF SUCH MATTERS.

         This Proxy supersedes and revokes any proxy previously given in respect of the Meeting or any adjournment thereof.

DATED the ___ day of _______, 2003.

Signature of Shareholder

Name of Shareholder (please print)

Number of Shares Held

(Please see reverse for instructions)

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         On any vote that may be called for, the shares represented by this
Proxy in favour of the person(s) designated by Management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on this Proxy, and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no choice is specified in this Proxy with respect to a particular matter identified in the Notice of Meeting, the person(s) designated by Management of the Corporation in this Proxy will vote the shares represented by this Proxy in favour of such matter.

         EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN THE PERSON(s) DESIGNATED BY MANAGEMENT OF THE CORPORATION TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING OR ANY ADJOURNMENT THEREOF. Such right may be exercised by inserting the name of the person to be appointed in the blank space provided in this Proxy or by completing another proper form of proxy.

         In order to be effective, a completed proxy must be received by the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number 416.263.9524 or toll-free fax number 1.866.249.7775 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof (the "Deposit Deadline"). The Corporation may waive compliance with the preceding sentence and accept proxies deposited after the Deposit Deadline but before the commencement of the Meeting or any adjournment thereof.

         If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

         This Proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person's authority and must indicate the capacity in which such person is signing.